Archipelago Trading Services, Inc.
Statement of Financial Condition
December 31, 2015

($ in thousands, except share data)

Assets

Cash and cash equivalents	$ 5,471
Receivables from brokers, dealers, and subscribers (net of allowance for doubtful accounts of $0)	450
Receivables from related parities	145
Other assets	18
Income tax receivable	14
Deferred tax asset	496
Total assets	$ 6,594

Liabilities and Stockholder's Equity

Liabilities

Payables to related parties	$ 512
Other payables	325
Income tax payable	72
Total liabilities	909

Commitments and contingencies (Note 5)

Stockholder's equity

Common stock, $1 par; 7,500 shares authorized; 5,000 shares issued and outstanding	5
Additional paid-in capital	3,748
Retained earnings	1,932
Total stockholder's equity	5,685
Total liabilities and stockholder's equity	$ 6,594

The accompanying notes are an integral part of these financial statements.